Stockholder Meeting Results:

The Fund held its annual meeting of stockholders on October 28, 2009. Stockholders voted as indicated below:

 	                                Affirmative      Against       Withheld
Election of Ronaldo A. da Frota Nogeira
Class III to serve until 2012  		7,253,779	 237,532        115,319
Election of Richard A. Silver
Class III to serve until 2012   	4,735,717	 229,526      2,641,387

Messrs. Julian Reid, Christopher Russell and Kesop Yun continue to serve as Directors of the Fund.

At the annual stockholders meeting, the Board of Directors also solicited the views of the stockholders regarding whether the Fund should continue in its current form. Although the results of the stockholder polling are non-binding, the outcome will be taken seriously into consideration by the Board as it evaluates the future of the Fund. In other words, the outcome of the polling will constitute one key factor in the total mix of information that the Board will consider in its ongoing evaluation of the future of the Fund. The Board also takes other key factors into account in such evaluations, including the costs and benefits of possible alternatives to continuing the Fund in its current form. The results of the solicitation were as follows:

                                       Affirmative	Against	      Abstain
                                       1,760,976	2,613,763	44,452